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Exhibit a.

                                                             Certificate No. W-1

                               ASTRIS ENERGI INC.

                                     WARRANT

                          FOR PURCHASE OF COMMON SHARES

                  This is to certify that FOR VALUE RECEIVED, Fortius Research & Trading Inc. (the "Warrantholder") has the right to purchase, at any time up to 5:00 p.m. (Toronto Time) on September 20, 2004 (the "Expiry Time") 275,000 fully paid and non-assessable common shares in the capital of Astris Energi Inc. (the "Company") as constituted on the date hereof at a purchase price of US $0.50 per share (the "Exercise Price").

                  The Company agrees that the shares so purchased shall be and be deemed to be issued to the Warrantholder as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid.

                  Nothing contained herein shall confer any right upon the Warrantholder to subscribe for or purchase any shares of the Company at any time after the Expiry Time, and from and after the Expiry Time this Warrant and all rights hereunder shall be void and of no value.

                  The above provisions are subject to the following:

1. In the event the Warrantholder desires to exercise the right to purchase shares in the capital of the Company conferred hereby, the Warrantholder shall: (a) duly complete in the manner indicated and execute a subscription in the form attached to this Warrant, (b) surrender this Warrant to the Company in accordance with section 11 hereof and (c) pay the amount payable on the exercise of this Warrant in respect of the shares in the capital of the Company subscribed for either in cash or by certified cheque payable to the Company. Upon such surrender and payment as aforesaid, the Warrantholder shall be deemed for all purposes to be a shareholder of record of the number of shares in the capital of the Company to be so issued and the Warrantholder shall be entitled to delivery of a certificate or certificates evidencing such shares and the Company shall cause such certificate or certificates to be delivered to the Warrantholder at the address specified in the said subscription form within ten days of said surrender and payment as aforesaid. No fractional common shares will be issuable upon any exercise of this Warrant and the Warrantholder will not be entitled to any cash payment or compensation in lieu of fractional Common Shares.

2. The Warrantholder may subscribe for and purchase any lesser number of full shares than the number of shares expressed in this Warrant. In the event that the Warrantholder subscribes for and purchases any such lesser number of shares prior to the Expiry Time, the Warrantholder shall be entitled to receive a replacement Warrant with respect to the unexercised balance.


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3.       The holding of this Warrant shall not constitute the Warrantholder a shareholder of the Company nor entitle the Warrantholder to any right or interest thereof except as herein expressly provided.

4. The Company covenants and agrees that it is duly authorised to create and issue this Warrant and that it is a valid and enforceable obligation of the Company in accordance with the terms hereof and that it will cause the shares from time to time subscribed for and purchased in the manner herein provided and the certificate evidencing such shares to be duly issued and that, at all times prior to the Expiry Time, it shall reserve and there shall remain unissued out of its authorised capital a sufficient number of shares to satisfy the right of purchase herein provided for. The Company further covenants and agrees that it will at its expense expeditiously use its best efforts to procure the listing of such shares (subject to issuance or notice of issuance) on any stock exchange on which the shares of the Company may be listed from time to time. All shares which shall be issued upon the exercise of the right of purchase herein provided for, upon payment therefor of the amount at which such shares may be purchased pursuant to the provisions hereof, shall be and be deemed to be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

5. If at any time after the date hereof and prior to the Expiry Time there shall be a reclassification of the outstanding common shares or change of the common shares into other shares or securities, any other capital reorganisation of the capital of the Company, a consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding common shares or a change of the common shares into other shares or securities) or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity or if the Company shall make a distribution to the holders of all or substantially all of the outstanding common shares of common shares or securities exchangeable for or convertible into common shares (any of such events being called a "Capital Reorganisation"), the Warrantholder shall thereafter be entitled to receive upon exercise of this Warrant, and shall accept for the same aggregate consideration, in lieu of the number of common shares to which it was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which it would have been entitled to receive as a result of such Capital Reorganisation if, on the effective date thereof, it had been the registered holder of the number of common shares to which it was theretofore entitled upon such exercise.

6. In the event of any question arising with respect to the adjustments provided herein, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company and acceptable to the Warrantholder (who may be the Company's auditors); such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the Warrantholder. In the event that any such determination is made, the Company shall deliver a certificate to the Warrantholder describing such determination.


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7.       In case the Company after the date of this Warrant shall take any action affecting the common shares, other than action referred to in subsection (1), which in the opinion of the directors of the Company would materially affect the rights of the Warrantholder hereunder, the Exercise Price or the number of common shares purchasable upon exercise of this Warrant shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances. Failure of the directors to make an adjustment in accordance with this subsection (3) shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances. In the event that any such adjustment is made, the Company shall deliver a certificate to the Warrantholder describing such adjustment.

8. As a condition precedent to the taking of any action which would require an adjustment pursuant to section 5, the Company shall take any action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all the securities or transfer all the property which the Warrantholder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

9. At least 10 days prior to the effective date or record date, as the case may be, of any event which, if implemented, will require an adjustment in any of the subscription rights pursuant to this Warrant, the Company shall give notice to the Warrantholder of the particulars of such event and, if determinable, the required adjustment.

10. In case any adjustment for which a notice in subsection (1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable give notice to the Warrantholder of the adjustment.

11. Where a notice in subsection 7(1) or (2) has been given, the Warrantholder shall be entitled to rely absolutely on any adjustment calculation of the Company or the Company's auditors.

12. The Company covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other acts, deeds and assurances as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant.

13.      Time shall be of the essence hereof.

14. This Warrant shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.


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15.      Any notice required or permitted to be given hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Company at:

                           Astris Energi Inc.
                           2175-6 Dunwin Drive
                           Mississauga, Ontario
                           L5L 1X2

                           Attention:  Jiri K. Nor, President

         and to the Warrantholder at:

                           Fortius Research & Trading Inc.
                           One Palace Pier court
                           Suite 712
                           Toronto, Ontario
                           M8V 3W9

                           Attention:  Anthony J. Durkacz, President

         Any notice aforesaid if delivered shall be deemed to have been given or made on the date on which it was delivered or, if mailed, shall be deemed to have been given on the third business day following the day on which it was mailed. Either of the parties hereto may change its address for service from time to time by notice given in accordance with the foregoing.

16. This Warrant shall enure to the benefit of the Warrantholder and be binding upon the Company and their respective successors and permitted assigns.

17. The holder of this Warrant may at any time prior to the Expiry Time transfer the same at the principal office of the Company in the City of Mississauga, Ontario. Any such transfer of this Warrant may be made only by the registered holder or, if applicable, its successors or assigns or its attorney duly appointed by an instrument in writing in form, substance and execution satisfactory to the Company, acting reasonably, upon surrender of this Warrant. The Company may treat the registered holder of this Warrant for all purposes as the absolute owner hereof and shall not be affected by any notice or knowledge to the contrary.

18. The Company shall cause to be kept at its principal office in the City of Mississauga, Ontario a register in which shall be entered the name and address of the holder of this Warrant and of all transfers thereof.

19. The holder of this Warrant may at any time prior to the Expiry Time, upon surrender of this Warrant to the Company at its principal office in the City of Mississauga, Ontario, exchange this Warrant for Warrants of like tenor in other denominations entitling the holder or holders thereof to purchase in the aggregate the same number of common shares as may be purchased under the Warrant so surrendered.


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                  IN WITNESS WHEREOF Astris Energi Inc. has caused this Warrant to be signed by its duly authorised officer as of the 21st day of September
2001.



                                                     ASTRIS ENERGI INC.


                                                     By:      /s/ Jiri K. Nor
                                                        ------------------------
                                                     Name:    Jiri Nor
                                                     Title:   President


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                                SUBSCRIPTION FORM



TO:               ASTRIS ENERGI INC.


                  The undersigned holder of the within Warrant hereby exercises the right to acquire and subscribes for 275,000 common shares of the issued and outstanding common shares of Astris Energi Inc. according to the terms of the within Warrant.

                  The said common shares are to be issued as follows:



Name

         DATED this ___________ day of _____________________________, 200__.



Signature of Subscriber: _______________________________________________________

Name of Subscriber: ____________________________________________________________
(Please Print):

Address in full of Subscriber: _________________________________________________

                               _________________________________________________

                               _________________________________________________

                               _________________________________________________

                               _________________________________________________


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                                  TRANSFER FORM


FOR VALUE RECEIVED, ____________________________________________________________
hereby assigns and transfers to ________________________________________________
rights to acquire common shares represented by the within Warrant.



                  DATED ___________________________, 200__.



___________________________________          ___________________________________
IN THE PRESENCE OF                           Signature of Registered Holder


NOTE: The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular without alteration or enlargement or any change whatever.